February 27, 2019

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OTG Latin America Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on February 13, 2019. The comments addressed Post-Effective Amendment (“PEA”) No. 316 to the Fund’s registration statement, which was filed on December 14, 2018 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 316 was filed to register the Fund. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please add the Fund’s ticker symbols to the prospectus, statement of additional information (“SAI”) and the SEC’s Edgar filing system when available.

Response: The Fund has updated the ticker information as requested.

Prospectus

2.
Comment:    It is the Staff’s position that fee waivers under an expense limitation  arrangement may only be recouped for three years from the date of the waiver rather than for three years following the period covered by the expense limitation arrangement. Please conform the arrangements and the disclosure accordingly.

Response: The Fund has conformed the arrangements and disclosure to address your comment.

3.	Comment: Please add “Acquired Fund Fees and Expenses” to the Annual Fund Operating Expense Table, if applicable.

Response: The Trust has added a line item to the Expense Table for “Acquired Fund Fees and Expenses.”

JOHN H. LIVELY • MANAGING PARTNER
11300 Tomahawk Creek Pkwy • Ste. 310 • Leawood, KS 66211 • p: 913.660.0778 • c: 913.523.6112
Practus, LLP • John.Lively@Practus.com • Practus.com

Ms. White
U.S. Securities and Exchange Commission
February 27, 2019

4.	Comment: Please explain what inverse and leverage ETFs are in the Principal Investment Strategies section.

Response: The Trust has added disclosure to address your comment.

5.
Comment:    Does the Fund intend to invest in contingent convertible notes (CoCos)? If yes, please disclose the percentage the Fund expects to invest in CoCos and then explain whether any additional disclosure should be added to the prospectus to address these investments.

Response: The Fund will not invest in CoCos so no additional disclosure has been added to the prospectus.

6.
Comment:    On page 10 of the prospectus under the disclosure for “Latin America Risk,” the Fund states it may concentrate its investments in Mexico and Brazil. If this is accurate, why is this not disclosed in the “Principal Investment Strategies” section?

Response: The Trust has removed the references to Mexico and Brazil.

7.	Comment: Under the section “Additional Strategies and Risks,” the following disclosure is stated twice in the section. Please consider removing the duplicative disclosure.

“A portion of the Fund’s portfolio may at times be invested in securities of issuers located in Latin America that are not traded on any exchange or in any other established secondary trading market (“unlisted securities”). The Fund will not invest more than 15% of its net assets in illiquid securities (i.e. an investment that may not reasonably be expected to be sold or disposed of in current market conditions in seven calendar days or less without the sale of disposition significantly changing the market value of the investment).”

Response: The Trust has removed the duplicative disclosure.

8.	Comment: The Fund repeats “Liquidity Risk” and “Leverage Risk” in several places in the prospectus. Please consider whether it is appropriate to remove the duplicative disclosure.

Response: The Trust has decided to the leave the disclosure as is in order to stress these risks as it relates to the Fund’s different investments.

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Ms. White
U.S. Securities and Exchange Commission
February 27, 2019

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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